UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS

13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53142

Gold and GemStone Mining Inc

(Exact name of registrant as specified in its charter)

4020 N MacArthur Blvd Suite 122, Irving, Texas 75038

(Address of principal executive offices)

972-655-9870

(Registrant's telephone number, including area code)

Common Stock, par value $.00001 per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 76

Pursuant to the requirements of the Exchange Act, Gold and GemStone Mining Inc. has duly caused this report to be signed on its behalf by the undersigned duly authorized person.

Date: February 29, 2016	/s/ Rafael A Pinedo
President